Exhibit 99.1

Canopy Growth Announces Equity Investment, Supply Deal and Strategic Partnership with 48North

SMITH FALLS, ON and TORONTO, Dec. 3, 2018 /CNW/ - Canopy Growth Corporation ("Canopy Growth") (TSX: WEED) (NYSE: CGC) announced today that it has entered into two agreements with 48North Cannabis Corp. ("48North") (TSXV: NRTH)  a strategic investment financing ("Financing Agreement") and partnership and a supply agreement ("Supply Agreement").

Under the Supply Agreement, 48North will supply Canopy Growth with dried cannabis produced from high-grade, unique genetics, grown at 48North's wholly-owned facility, DelShen Therapeutics Corp. ("DelShen"). The total volume of the Supply Agreement is estimated to be a minimum of 1,200 kilograms and deliverable over the course of 12 months. The first 100-kilogram transfer under the Supply Agreement is expected to ship from 48North's DelShen facility to Canopy Growth by December 5, 2018.

Under the Financing Agreement, Canopy will invest $3 million into 48North and receive 4,000,000 Common Units ("Units") at $0.75 per Unit.  48North will issue each Unit at $0.75 to Canopy Growth for $3 million, representing approximately 3.4% of the issued and outstanding shares. Each Unit will be comprised of one Common Share and one quarter Common Share Purchase Warrant (each whole Common Share Purchase Warrant, a "Warrant"). Each full Warrant will entitle the holder to acquire an additional Common Share of 48North for a period of 12 months from the date of issue at a strike price of $1.15, provided that, the expiry of the warrants can be accelerated if the closing price of 48North's common shares on the TSX Venture Exchange ("TSXV") is at least $1.50 for a minimum of 10 consecutive trading days and a notice of acceleration is provided, in accordance with the terms of the warrant, to a date 30 days after the date of the notice.

The Supply Agreement further states that Canopy Growth will work with 48North on a non-binding but best-effort basis to establish a national retail presence for its products in Tokyo Smoke and Tweed stores.

"The strategic partnership between 48North and Canopy Growth, a world-leading cannabis company, is a testament to the quality, diversity and consistency of our production, as well as the strength of our branding and product development," said Alison Gordon, Chief Executive Officer of 48North. "The $3 million equity financing completes our $10 million private placement and will help us build out our next generation of cannabis products. The Supply Agreement provides significant near-term revenue, along with future retail distribution options for 48North's branded cannabis, cannabis-accessories and next-generation products."

"Through CraftGrow and Canopy Rivers we've always sought supplemental sources of supply in order to offer customers a diverse range of products," said Mark Zekulin, President & Co-CEO, Canopy Growth. "By adding 48North to the broader repertoire we'll strengthen our ability to bring exciting cannabis products to market. By acquiring a stake in 48North we recognize the strength of their management team and their ability to successfully launch into the Canadian cannabis market."

Here's to Future Growth.

About Canopy Growth
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com.

About 48North
48North Cannabis Corp. (TSXV: NRTH) is a vertically-integrated cannabis company focused on the health and wellness market through cultivation and extraction, as well as the creation of innovative, authentic brands for next-generation cannabis products. 48North is developing formulations and manufacturing capabilities for its own proprietary products, as well positioning itself to contract manufacture similar products for third parties. 48North cultivates unique genetics from the Netherlands at its wholly-owned subsidiary, DelShen Therapeutics Corp. ("DelShen"), a Licensed Producer under the Cannabis Act. DelShen is authorized to cultivate and sell cannabis as well as extract oil from its 40,000 square foot indoor facility near Kirkland Lake, Ontario. 48North has a growing portfolio of brands that include Latitude, a women's cannabis platform (explorelatitude.com) and Mother & Clone, a rapid-acting sublingual cannabis nanospray (momandclone.com).

On October 30, 2018 48North announced a letter agreement for the acquisition of 2599708 Ontario Inc. ("Good & Green"), a Licensed Producer under the Cannabis Act. Good & Green has a 46,000 square foot indoor cultivation and production facility in Brantford, Ontario and recently submitted a cultivation license application to Health Canada in connection with its 100-acre outdoor farm in Southwest Ontario.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to future sources of supply needed to satisfy future market needs. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to establish a retail presence for 48North products in its retail stores in Canada, or statements referring to 48North and its management's ability to launch products successfully in the Canadian market, and such risks contained in the Company's annual information form dated June 28, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2018/03/c8813.html

%CIK: 0001737927

For further information: Canopy Growth: Caitlin O'Hara, Corporate Communications Manager, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com; 48North: Heidi Christensen Brown, 48North Investor Relations, hchristensenbrown@national.ca; David Hackett, Chief Financial Officer, 48North, IR@48nrth.com

CO: Canopy Growth Corporation

CNW 07:00e 03-DEC-18